Filed Pursuant to Rule 433
Registration No. 333-146100-02
February 25, 2009
NEVADA POWER COMPANY
D/B/A NV ENERGY
$500,000,000
7.125% General and Refunding Mortgage Notes,
Series V, due 2019

Issuer:	Nevada Power Company d/b/a NV Energy
Issue:	7.125% General and Refunding Mortgage Notes, Series V, due 2019
Ratings:*	Baa3/BBB/BBB- (Moody’s/S&P/Fitch)
Offering Size:	$500,000,000
Coupon:	7.125%
Trade Date:	February 25, 2009
Settlement Date:	March 2, 2009 (T+3)
Stated Maturity:	March 15, 2019
Initial Public Offering Price:	99.917%
Yield to Maturity:	7.136%
Benchmark Treasury:	2.75% due February 15, 2019
Benchmark Treasury Yield:	2.886%
Spread to Benchmark Treasury:	+ 425 bps
Optional Redemption:	Make-whole call, 50 bps spread over U.S. Treasuries
Interest Payment Dates:	March 15 and September 15 of each year, commencing on September 15, 2009
Use of Proceeds:	The issuer estimates that the net proceeds from the offering, after deducting the underwriters’ discount and the issuer’s estimated expenses, will be approximately $495.8 million.
CUSIP Number:	641423 BY3
Bookrunners:	J.P. Morgan Securities Inc. Greenwich Capital Markets, Inc. Wachovia Capital Markets, LLC
     • A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.
     The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which the communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533, Greenwich Capital Markets, Inc. at 866-884-2071 or Wachovia Capital Markets, LLC at 800-326-5897.